Baker & McKenzie LLP 2300 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201, USA

Tel: +1 214 978 3000 Fax: +1 214 978 3099 www.bakernet.com

Jon Carroll Tel: +1 214 978 3023 jon.carroll@bakernet.com

October 18, 2007

Jill Davis
John Cannarella
Jennifer Goeken
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-7010

RE:	Reef Global Energy VI, LP
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-52539

Ladies and Gentlemen:

We are writing on behalf of our client, Reef Global Energy VI, LP (the “Company”) in connection with the letter of comments from the United States Securities and Exchange Commission (the “Commission”) to the Company, dated October 3, 2007, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2006.  The Company will provide a written response to the Commission’s comment letter on or before October 25, 2007.

Please call me at (214) 978-3023 if you have any questions or comments.  Thank you for your attention to this matter.

Sincerely,

/s/ Jon Carroll

Jon Carroll

cc:	Michael J. Mauceli
Jim Johnson
Joel Held